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                                [HOLLINGER LOGO]

              HOLLINGER INC. ANNOUNCES RESIGNATION OF BOARD MEMBERS

TORONTO, ONTARIO, CANADA, JULY 22, 2005 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) announced today the resignation of Allan Wakefield and Robert
J. Metcalfe as directors of Hollinger Inc. Mr. Wakefield and Mr. Metcalfe advised Hollinger Inc. of their intention to resign earlier this week. Mr. Wakefield and Mr. Metcalfe also offered, and the new Board accepted their offer to act as consultants to assist the new Board as needed to ensure an orderly transition period.

In accepting these resignations at today's meeting, Hollinger Inc.'s new directors thanked Mr. Wakefield and Mr. Metcalfe for the cooperation and assistance which they have provided.

Pursuant to previous compensation arrangements entered into by Hollinger Inc.'s former Board and the terms of the July 8, 2005 Order of the Honourable Mr. Justice Campbell, Mr. Wakefield and Mr. Metcalfe, like their colleagues Messrs. Walker and Carroll, will each receive the Court sanctioned termination payment of $600,000 upon their resignations. Hollinger Inc.'s new Board is actively reviewing the compensation arrangements currently applicable to Hollinger Inc.'s directors, and expects to announce significant changes to those terms in the near future.

Company Background

         Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.


Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com